

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Mark Spurbeck
Chief Financial Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101

      Re: Peabody Energy Corporation
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 23, 2021
          File No. 001-16463

Dear Mr. Spurbeck:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation